Exhibit 99.1

Vermilion Energy Inc. Announces $0.19 CDN Cash Dividend for July 15, 2011 Payment Date

CALGARY, Alberta--(BUSINESS WIRE)--June 15, 2011--Vermilion Energy Inc. (“Vermilion”) (TSX: VET) is pleased to announce a cash dividend of $0.19 CDN per share payable on July 15, 2011 to all shareholders of record on June 30, 2011. The ex-dividend date for this payment is June 28, 2011. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, 403-269-4884
Vice President Capital Markets
or
Dean Morrison, CFA, 403-269-4884
Director, Investor Relations
or
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com